Exhibit 77(d)

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

(1) On November  2, 2001,  the Board of  Trustees  of the  Registrant  adopted a fundamental investment restriction regarding the purchase and sale of commodities and commodity contracts. Under this new investment restriction, the Funds may not:

     Purchase or sell commodities or commodity contracts except for stock futures contracts, interest rate futures contracts, index futures contracts, and foreign currency futures contracts and options thereon, in accordance with the applicable restrictions under the Investment Company Act of 1940.


(2) On February 26, 2002, the Board of Trustees of the Registrant adopted, on behalf of the ING Intermediate Bond Fund and ING High Yield Bond Fund, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to invest at least 80% of a Fund's assets in the type of investment suggested by its name, and to give shareholders 60 days' prior notice before any change in the 80% investment strategy is implemented.

Also on February 26, 2002, the Board of Trustees approved, on behalf of ING National Tax-Exempt Bond Fund, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940 (1) a fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in investments the income from which is exempt from federal income tax, and (2) a non-fundamental policy to invest, under normal circumstances, at least 80% of its assets in bonds, as described from time to time in the current prospectus for the ING National Tax-Exempt Bond Fund, and that shareholders of the ING National Tax-Exempt Bond Fund will be notified at least 60 days in advance of any change in this non-fundamental policy.